

Mail Stop 3720

September 29, 2006

Mr. Robin Smyth
Chief Financial Officer
Roo Group, Inc.
228 East 45th Street
8th Floor
New York, NY 10017

> **Re**: **Roo Group, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
>
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File No. 0-25659**

Dear Mr. Smyth:

We have reviewed your supplemental response letter dated August 22, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 19, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 11 Callable Secured Convertible Notes, page F-20

1. We note your response to and reissue comment 2. You issued warrants in connection with your callable secured convertible notes and private placements of your common stock. In this regard, it appears that you have entered into registration rights agreements that require you to file registration statements that are declared effective by the SEC and to keep the registration statements continuously effective for a preset time period, or else you are required to pay a liquidated damages with no cap on the maximum penalty that could be incurred. We note that the EITF recently deliberated the impact of these liquidated damage clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19." The

EITF has not yet reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreements and in considering whether you are required to classify the warrants as liabilities or equity under EITF 00-19.

Form 10-Q for the Quarter Ended June 30, 2006

Condensed Consolidated Balance Sheet

2.   We note your response to and reissue comment 4. In addition, addressing paragraphs 30 and 31 of SFAS No. 142, tell us how you determined the reporting units used to perform your goodwill impairment test in fiscal 2005 and tell us what those reporting units are. Provide us with your goodwill impairment analysis as described by paragraphs 18 - 21 of SFAS No. 142, specifically including the details of your step one analysis by reporting unit, and your step two analysis by reporting unit, if applicable. Further, please note that, in accordance with paragraph 20 of SFAS No. 142, the amount of impairment loss is calculated as the difference between the carrying value of goodwill and its *implied* fair value. Please confirm that you used the implied fair value in your annual impairment test.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director